TO:         The Board Members of:
            Dreyfus Premier State Municipal Bond Fund
                - Pennsylvania Series
                  (the "Fund")

FROM:       James Bitetto

DATE:       January 15, 2003

SUBJECT:    Review of Compliance with Rule 10f-3 Procedures

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      The  following   constitutes   the  required   report  of  purchases  of
securities that were effected pursuant to procedures as prescribed by Rule 10f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), during the period September 1, 2002 through November 30, 2002.

      Rule 10f-3 under the 1940 Act exempts certain purchases of securities by a registered investment company that are otherwise prohibited under
Section 10(f).

      Section 10(f) prohibits any Dreyfus-sponsored fund from acquiring securities if an affiliated person of the fund, including Mellon or any of its affiliates, concurrently is acting as a principal underwriter in connection with the offering of such securities to others. The foregoing restriction applies even if the purchase is actually made from an unaffiliated underwriter. This provision of the 1940 Act was designed to prevent an underwriter affiliated with a registered investment company from "dumping" otherwise unmarketable securities on the investment company.

      Under certain conditions, however, Rule 10f-3 provides an exemption from the prohibitions of Section 10(f). Rule 10f-3 permits a fund to purchase securities that would otherwise violate Section 10(f) if, among other things:

1. the securities were registered under the Securities Act of 1933, or were government securities, municipal securities, certain Rule 144A securities, or certain foreign offerings;

2. the securities were purchased at not more than the public offering price prior to the end of the first full business day after the first date on which the issue is offered to the public;

3.    the securities were offered pursuant to a firm commitment underwriting;

4. the commission, spread or profit received or to be received by the principal underwriters is reasonable and fair compared to the commission, spread or profit received by others in connection with the underwriting of similar securities being sold during a comparable period of time;

5. the issuer of the security has been in continuous operation for not less than three years, or, with respect to municipal securities, the issuer meets certain rating requirements as set forth in the Rule;

6. the amount of securities of any class of such issue purchased by the investment company, or by two or more investment companies having the same investment adviser, does not exceed 25% of the principal amount of the offering of such class; and

7. the securities are purchased from a member of the syndicate other than the affiliated underwriter.

      The Portfolio Manager of the Fund certifies that the terms described in the reports attached hereto, as applicable, comply with the Fund's Rule 10f-3 Procedures. The Procedures state that the Board must determine that any transaction(s) engaged in by the Fund, pursuant to Rule 10f-3, have been effected in compliance with the Procedures adopted by the Board with respect to such transactions. A copy of the form of Procedures previously adopted by the Board pursuant to Rule 10f-3 is attached for your review.

                                                            DPSMBF



                             PROPOSED RESOLUTION


      RESOLVED, that the transaction(s) engaged in by each Fund, pursuant to Rule 10f-3 under the Investment Company Act of 1940, as amended, hereby are determined, by the Fund's Board, including a majority of the Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the Fund, to have been effected in compliance with the Procedures adopted by the Board with respect to such transactions.